Exhibit 15.3

June 14, 2019

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.

20549

Dear Sirs/Madams:

We were previously the independent registered public accounting firm for Avricore Health Inc. (formerly Vanc Pharmaceuticals Inc.) (the "Company") and reported on the consolidated financial statements of the Company for the year ended December 31, 2016. We have read the Company's statements under Item 16F of the Annual Report on Form 20-F/A dated June 14, 2019, and we agree with the statements made therein concerning the change in accountants. However, we are not in a position to agree or disagree with the Company's statement that newly engaged accountants were not consulted regarding any of the matters or events set forth in Item 16F.

Sincerely,

“Adam Sung Kim Ltd.”

Burnaby, British Columbia

June 14, 2019